SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

China Golf Group, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) None
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”) of China Golf Group, Inc. (the “Issuer”).

The Issuer is a Delaware corporation and its principal executive office is located at China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 20001.

Item 2.  Identity and Background.

(a)  The name of the person filing this statement is Yang Li, hereinafter referred to as the “Reporting Person.”

(b)  The Reporting Person’s address is No 1-4, Floor 2, Jinghan Economic Development Zone, Wuhan, Hubei, China.

(c)  The Reporting Person is an investor of the Issuer and has no other relationship with the Issuer. The principal business address of the issuer is: China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 20001.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)  The Reporting Person is a citizen of People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 10, 2010, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) providing for the sale to the investors of up to 5.6 million shares of Common Stock for an aggregate purchase  price of up to $7.0 million (or $1.25 per Share).   The Securities Purchase Agreement and other transaction documents contemplated one or more closings.  The first closing occurred on September 10, 2010, through the sale of 939,992 Shares for an aggregate purchase price of $1,174,990 (the “First Round PIPE”).

On December 7, 2010, based upon substantially the same terms of the First Round PIPE by and between the Issuer and the Reporting Person, the Reporting Person purchased a total of 2,000,000 shares of Common Stock at the price of $1.25 per share (the “Second Round PIPE”). The Reporting Person paid the total purchase price in the form of a promissory note (the “Promissory Note”). The Promissory Note is unsecured and bears no interest. It is payable in two installments, with 20% of the principal due on December 10, 2010 and the remaining balance on January 31, 2011. Any failure of the  Reporting Person to pay any amounts due under the Promissory Note constitutes a default, which accelerates the repayment of the Promissory Note and accrues a penalty interest at the lesser of (i) the compounded rate of one-and-a-half percent per month, or (ii) the maximum rate permitted under applicable law, until the default is cured.

Item 4.  Purpose of Transaction.

The Reporting Person acquired 2,000,000 shares of Common Stock for investment purposes.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,000,000 shares of the Issuer’s Common Stock which represents approximately 6.05 % of the Issuer’s outstanding Common Stock.

(b)  As of the date hereof, the Reporting Person directly owns 2,000,000 shares of Common Stock as described in this report.  The Reporting Person has sole voting and dispositive power over all of such 2,000,000 shares.

(c)  Except as described in Section 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 2,000,000 shares of Common Stock reported in Item 5(a).

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the transaction agreements in the Second Round PIPE.

Item 7.  Material to be Filed as Exhibits.

1.	Securities Purchase Agreement, dated as of September 10, 2010 by and among the Issuer and the investors named therein.*
2.	Registration Rights Agreements dated as of September 10, 2010 by and among the Issuer and the investors named therein. *
3.	Closing Escrow Agreements dated as of September 10, 2010, by and between the Issuer, the investors named therein and Guzov Ofsink LLC, as escrow agent. *
4.	Securities Escrow Agreement dated as of September 10, 2010 by and between the Issuer, the investors named therein and Guzov Ofsink LLC, as escrow agent. *
5.	Form of the Promissory Note, dated December 7, 2010, issued by Mr. Yang Li to the Issuer. **

* Incorporated by reference to the exhibits to the Issuer’s Current Report of Form 8-K, filed with the SEC on September 16, 2010.
**Incorporated by reference to the exhibit to the Issuer’s Current Report of Form 8-K, filed with the SEC on December 9, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 20, 2010
/s/ Yang Li
Name: Yang Li